Exhibit 99.10

CONSENT OF ERNEST BURGA

March 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Re:	Lithium Americas Corp. (the “Company”)

Annual Report on Form 40-F of the Company for the year ended December 31, 2019 (the “Form 40-F”)

I, Ernest Burga, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

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Technical Report titled “Update Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, dated August 19, 2019.

and to references to the Technical Report, or portions thereof, in the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the registration statement (No. 333-227816) on Form S-8. This consent extends to any amendments to the Form S-8, including post-effective amendments.

/s/ Ernest Burga

Ernest Burga